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December 29, 2014

Matthew Crispino, Esq.

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kitara Holdco Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 8, 2014

File No. 333-199892

Dear Mr. Crispino:

On behalf of Kitara Holdco Corp. (the “Company” or “Holdco”), we respond as follows to the Staff’s comment letter, dated December 22, 2014, relating to the above-captioned Registration Statement on Form S-4 (as amended from time to time, the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Gabriel Eckstein.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Where the Staff has requested copies of supporting documentation, the Company has submitted such documentation supplementally to Mr. Eckstein (the “Supplemental Materials”).

Unaudited Pro Forma Condensed Combined Financial Statements

Note to Unaudited Pro Forma Condensed Combined Financial Statements

III. Pro Forma Adjustments

Pro Forma Condensed Combined Balance Sheet – as of September 30, 2014, page 109

1.	We note the revisions made in response to prior comment 16; however, it appears that you have not disclosed the total purchase price. Please revise accordingly. Also, please revise to disclose the purchase price allocation.

We have revised the disclosure on page 111 of Amendment No. 2 as requested.

Securities and Exchange Commission December 29, 2014 Page 2

Kitara Media Corp. Consolidated Financial Statements Notes to Consolidated Financial Statements

Note 2. Summary of Significant Account Policies Revenue Recognition, page FS-29

2.	Your response to prior comment 37 describes application and display advertising and video advertising revenue streams. Please revise your policy disclosure to describe your different revenue streams and your basis for gross presentation for each revenue stream. Refer to ASC 235-10-50-3.

We have revised the disclosure on page FS-29 of Amendment No. 2 as requested.

3.	We note your response to prior comment 37. Please provide us with the following additional information for your application advertising and display advertising:

●	Quantify the amount of revenue generated for each period presented;

●	Provide us with a specific and comprehensive discussion of the terms of your arrangements with advertisers. Clarify the parameters an advertiser typically negotiates. Clarify if you have a contractual obligation to deliver a set number of clicks or actions. If appropriate, tell us if there are situations in which you have been unable to deliver the number of clicks or actions desired by the advertiser and how the situation has been remedied;

●	Provide us with more details regarding how pricing is determined in these arrangements. Clarify if the price you will charge an advertiser is agreed to at the outset of the arrangement. Clarify if and when there are instances in which the price you pay a publisher is greater than the price you can charge to an advertiser;

●	Provide us with more details regarding the nature of the fees you remit to publishers. For example, clarify if the fees are a percentage of amounts charged to the advertisers;

●	Quantify the typical percentage or range of percentages of fees paid to a publisher relative to the price paid by an advertiser;

●	Clarify the timing of the purchase of “real estate” on a publisher’s application. If purchased prior to your arrangement with an advertiser, clarify how this purchase is located such that it is within the parameters specified by the advertisers;

●	Provide us with more specific details regarding how you match an advertiser to a publisher; and

●	Provide us with copies of arrangements you enter into with your advertisers and with your publishers.

We respectfully advise the staff of the following information regarding our application and display advertising revenues, as requested.

Application Revenue

We earn Application Revenue when a user on one of our owned and operated web sites downloads and installs a software “application” provided by one of our advertising partners. The advertiser pays Kitara a flat fee (known as a CPA, or Cost Per Action) each time the advertiser has verified that a user meets their requirements and has successfully installed the advertiser application from our site. Examples of application revenue advertisers include Mindspark and Iron Source.

We do not have any “publisher” relationships for Application Revenue. However, we do have one contract that represents about 40% of our Application Revenue, which works as follows:

●	We provide the counterparty with one of our games, which they incorporate into a destination page on their website

Securities and Exchange Commission December 29, 2014 Page 3

●	We drive traffic to that web page by paying a third party (i.e. Google or Facebook) on a cost per click basis to send visitors to that page

●	We earn revenue when third party users download and install an application from the counterparty’s site which features our content.

Quantify the amount of revenue generated for each period presented.

	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2014	2013	2013	2012
Application	$1,208,000	$1,092,000	$4,088,000	$4,657,000	$5,817,000	$11,842,000

Provide us with a specific and comprehensive discussion of the terms of your arrangements with advertisers. Clarify the parameters an advertiser typically negotiates. Clarify if you have a contractual obligation to deliver a set number of clicks or actions. If appropriate, tell us if there are situations in which you have been unable to deliver the number of clicks or actions desired by the advertiser and how the situation has been remedied.

●	Application Advertisers agree to pay us a flat fee for each third party user who downloads their application from our site once that download is subsequently verified by the advertiser.

●	The key terms in our agreements with advertisers generally include:

o	The price that an advertiser will pay for an installed application (the CPA, or Cost Per Action).

o	Limitations on the types of third party users the advertiser will pay for, including acceptable geographies.

o	The requirements that need to be fulfilled by a third party user before the download is considered validated and payment is made to us. Advertiser requirements generally include a third party user action (e.g., opening the application) or the receipt of a message by the advertiser indicating that the install process was completed successfully.

o	The amount of credit extended to the advertiser, which limits their maximum spend.

●	We are under no obligation to deliver a set number of installs/actions. If advertisers are unhappy with the number of installs/actions we are able to deliver, their sole recourse is to terminate the advertising relationship.

Provide us with more details regarding how pricing is determined in these arrangements. Clarify if the price you will charge an advertiser is agreed to at the outset of the arrangement. Clarify if and when there are instances in which the price you pay a publisher is greater than the price you can charge to an advertiser.

●	Pricing in this marketplace is determined by direct negotiation with the advertiser. The price is fixed, and it is agreed to before any installs/actions are delivered.

●	The price is agreed to at the outset of the arrangement.

Securities and Exchange Commission December 29, 2014 Page 4

●	Application Advertising is primarily generated on owned and operated websites, although a portion is generated via the contract described in the overview.

●	On owned and operated websites, costs are incurred to drive users to the website, and those costs can be viewed as expenditures required to create the visitors and corresponding opportunities to drive advertisements. However, the incremental cost incurred by us to run the advertisements which have the potential to generate Application Revenue is nominal. Even so, it is possible that the Application Revenue generated by a group of users can be less than the amount of money spent acquiring those users, leading to a loss.

Provide us with more details regarding the nature of the fees you remit to publishers. For example, clarify if the fees are a percentage of amounts charged to the advertisers. Quantify the typical percentage or range of percentages of fees paid to a publisher relative to the price paid by an advertiser.

●	There are no publisher fees for application advertising. The major variable expense is the cost of acquiring visitors to the websites.

Clarify the timing of the purchase of “real estate” on a publisher’s application. If purchased prior to your arrangement with an advertiser, clarify how this purchase is located such that it is within the parameters specified by the advertisers.

●	On owned and operated websites, the third party user is acquired and a visit is created independently of specific advertisers running and timing. Third party users are sourced to create inventory to meet the general requirements of all advertisers such as geography, operating system and browser type, and costs are incurred to drive third party users to the website. Advertisers are then matched against the incoming inventory based on the requirements of the advertiser and the inventory type being generated. Advertisers pay when a third party user takes a verified action from the displayed call to action. As such, the advertiser and inventory performance varies and is evaluated and adjusted on a daily basis to meet the advertiser’s needs and achieve performance and profitability.

Provide us with more specific details regarding how you match an advertiser to a publisher.

●	We do not have “publisher” relationships for Application Revenue. Accordingly, this question is not applicable.

Provide us with copies of arrangements you enter into with your advertisers and with your publishers.

Copies of relevant contracts have been provided supplementally to the Staff:

●	Exhibit 3.1 of the Supplemental Materials is an example of an advertising insertion order, agreeing to pay a CPA for installations generated by Kitara.

●	Exhibit 3.2 of the Supplemental Materials is an example of an advertising insertion order, agreeing to pay a CPA for installations generated by Kitara.

Display Revenue

Display Revenue refers to advertising revenue generated by showing “banner” or “display” ad units. Additionally, some advertisers pay to run videos inside these display ad units. The pricing is usually quoted per thousand ad impressions, which is known in the industry as a CPM (Cost Per Mille).

Securities and Exchange Commission December 29, 2014 Page 5

Quantify the amount of revenue generated for each period presented.

	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2014	2013	2013	2012
Display	$1,000,000	$439,000	$3,501,000	$1,870,000	$2,475,000	$3,397,000

Provide us with a specific and comprehensive discussion of the terms of your arrangements with advertisers. Clarify the parameters an advertiser typically negotiates. Clarify if you have a contractual obligation to deliver a set number of clicks or actions. If appropriate, tell us if there are situations in which you have been unable to deliver the number of clicks or actions desired by the advertiser and how the situation has been remedied.

●	There are two types of advertiser relationships that provide us with Display Revenue – direct advertisers and indirect advertisers.

●	Direct advertisers are companies that sign agreements directly with us. With these advertisers, we typically take direct possession of the advertising assets for the campaign, and control and deliver them through our own ad server. We bill these advertisers directly and have account managers assigned to liaise with them. The key terms delineated in our agreements with advertisers generally include:

o	A fixed price (CPM) for ads delivered.

o	Payment terms.

o	The dates during which the ads will run.

o	The number of impressions to be delivered (we typically have a contractual obligation to deliver a set number of impressions).

o	Limitations on the environments where the advertiser will allow their ads to run, including acceptable websites and types of content.

●	Indirect advertisers are intermediaries who aggregate demand from a variety of primary advertisers. These indirect advertisers include display ad networks like Advertising.com, Lijit, and others. These indirect advertisers pay us monthly for all of the different campaigns that they placed with us. The key terms delineated in our agreements with indirect advertisers generally include:

o	The prices (CPMs) which will be paid. These prices are usually comprised of a floor price (minimum) with the potential for increased CPMs at peak times.

o	Payment terms.

o	Data requirements (what information needs to be shared with each ad call).

o	Limitations on the environments where the advertiser will allow their ads to run, including what websites are acceptable.

o	With Indirect Advertisers, we do not have an obligation to deliver a set number of impressions.

Securities and Exchange Commission December 29, 2014 Page 6

●	For direct advertisers, if we are unable to deliver the number of clicks desired by the advertiser, (i) we invoice only for those clicks provided during the contractual period, and then (ii) in a subsequent period we would deliver those clicks to the advertiser without charge. In addition, if we continually under-deliver clicks, we risk a default under the arrangement and an early termination of our arrangement with the advertiser. For indirect advertisers, there are generally much less stringent requirements to deliver clicks, and generally no consequence for under-delivering the requested click commitment.

Provide us with more details regarding how pricing is determined in these arrangements. Clarify if the price you will charge an advertiser is agreed to at the outset of the arrangement. Clarify if and when there are instances in which the price you pay a publisher is greater than the price you can charge to an advertiser.

●	With direct advertisers, pricing is negotiated in advance – both parties agree to the CPM, the number of impressions to be delivered, and the total price to be paid.

o	Because we are obligated to deliver a fixed number of impressions, there are circumstances in which we need to pay a higher CPM to our publisher than we receive from our advertiser. This would be most likely to occur in situations where we have agreed to longer-term insertion orders from our advertiser and market conditions change, making the cost of sourcing the desired inventory from a publisher higher than the rate the advertiser originally agreed to.

●	With indirect advertisers pricing is determined individually for each impression. The price paid for an impression depends on the price floors that have been set and the order in which we choose to make ad calls to different counterparties.

o	Because we pay our publishers a fixed amount for each impression, but the actual price we receive for an impression from a combination of indirect advertisers is variable, there are situations in which the revenue we receive from advertisers is less than what we are required to pay publishers.

Provide us with more details regarding the nature of the fees you remit to publishers. For example, clarify if the fees are a percentage of amounts charged to the advertisers. Quantify the typical percentage or range of percentages of fees paid to a publisher relative to the price paid by an advertiser.

●	Publishers are paid a fixed CPM for the impressions we run on their site.

●	On average, the price paid to a publisher per download is about 65% of the CPM that the Company actually receives from the advertiser.

Clarify the timing of the purchase of “real estate” on a publisher’s application. If purchased prior to your arrangement with an advertiser, clarify how this purchase is located such that it is within the parameters specified by the advertisers. Provide us with more specific details regarding how you match an advertiser to a publisher.

●	Our publisher relationships are governed by broad agreements that set most of the terms, including the price to be paid per impression (CPM), the acceptable size and location of ad units, and payment terms. These agreements also provide the framework for how opportunities to serve advertisements on publisher’s websites can be reserved and managed.

Securities and Exchange Commission December 29, 2014 Page 7

●	On a regular basis – as frequently as daily and as infrequently as weekly – our account managers will communicate to each of our publishers the desired number of impressions that we want on the following day (or for each day in an upcoming week).

●	In each such communication we commit to purchase a fixed number of impressions in an upcoming day or period. Once we have made that commitment, we are obligated to purchase that inventory, whether we have a profitable ad to run at that time or not. While it is possible that we might buy more inventory than the fixed amount during the period, if we do not purchase the minimum amount we are still required to pay the publisher the amount we committed to.

●	Given that we have purchased this inventory in advance, we need to ensure that it is allocated to appropriate advertisers. We accomplish this by:

o	First, setting rules so that our direct advertisers’ ads are trafficked whenever an opportunity arises that fits their specified criteria.

o	Second, selling the remaining inventory to a combination of indirect advertisers by allowing them to fill any inventory not sold to direct advertisers.

●	We determine which advertisements to run on which publishers primarily by asking our advertisers to provide either “white lists” of websites where they will allow their ads to run or “black lists” where they will not allow their ads to run. Additionally, since most advertisers will provide KPIs (key performance indicators – the metrics that they are using to evaluate the campaign’s performance), we will reallocate campaigns from one publisher to another based on which publisher is performing better on the KPIs.

Provide us with copies of arrangements you enter into with your advertisers and with your publishers.

Copies of relevant contracts have been provided supplementally to the Staff:

●	Exhibit 3.3 of the Supplemental Materials is an example of an advertising insertion order from an indirect advertiser. The counterparty agrees to pay a set CPM for impressions run by Kitara, and neither party makes any volume commitment.

●	Exhibit 3.4 of the Supplemental Materials is an example of an advertising insertion order from a direct advertiser. The counterparty has agreed to purchase a set number of banner impressions within a set range of CPMs. Kitara has committed to deliver these impressions at the agreed upon price, over a set period.

●	Exhibit 3.5 of the Supplemental Materials is an example of an advertising insertion order from a direct advertiser. The counterparty has agreed to purchase a set number of banner impressions within a set range of CPMs. Kitara has committed to deliver these impressions at the agreed upon price, over a set period.

●	Exhibit 3.6 of the Supplemental Materials is a contract with one of Kitara’s publishers, in which we commit to purchasing a set number of impressions for prices within a set range, to be delivered over a set period.

●	Exhibit 3.7 of the Supplemental Materials is a contract with one of Kitara’s publishers, in which we commit to purchasing a set number of impressions for prices within a set range, to be delivered over a set period.

Securities and Exchange Commission December 29, 2014 Page 8

4.	We note your response to prior comment 37. Please provide us with the following additional information regarding your video advertising arrangements:

●	Quantify the amount of revenue generated for each period presented;

●	Please provide us with a specific and comprehensive discussion of the terms of your arrangements with advertisers. Clarify the parameters an advertiser typically negotiates. Clarify if you have a contractual obligation to deliver a set number of video advertisements. If appropriate, tell us if there are situations in which you have been unable to deliver the number of video advertisements by the advertiser and how the situation has been remedied;

●	Provide us with more specific details regarding how the PROPEL + technology matches an advertiser to a publisher;

●	Provide us with more specific details regarding your involvement in the creation of the video advertisement;

●	Describe the nature and terms of your partnerships with content providers;

●	In your response you indicate that you purchase “real estate” on a publisher’s website. On page 122 of your filing you refer to your portfolio of owned-and-operated media sites. Clarify the media sites and ownership of media sites on which video advertisements are placed;

●	If video advertisements are on publisher’s websites, clarify the timing of the purchase of “real estate.” If purchased prior to your arrangement with an advertiser, clarify how this purchase is located such that it is within the parameters specified by the advertisers;

●	Provide us with more details regarding how pricing is determined in these arrangements. Clarify if the price you will charge an advertiser is agreed to at the outset of the arrangement. Clarify if and when there are instances in which the price you pay publisher is greater than the price you can charge to an advertiser;

●	Provide us with more details regarding the nature of the fees you remit to publishers. For example, clarify if the fees are a percentage of amounts charged to the advertisers;

●	Quantify the typical percentage or range of percentages of fees paid to a publisher relative to the price paid by an advertiser; and

●	Please provide us with copies of arrangements you enter into with your advertisers and with your publishers and content providers.

We respectfully advise the staff of the following information regarding our video advertising revenues, as requested.

Quantify the amount of revenue generated for each period presented.

	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2014	2013	2013	2012
Video	$2,125,000	$5,055,000	$8,919,000	$10,486,000	$17,085,000	$8,318,000

Securities and Exchange Commission December 29, 2014 Page 9

Please provide us with a specific and comprehensive discussion of the terms of your arrangements with advertisers. Clarify the parameters an advertiser typically negotiates. Clarify if you have a contractual obligation to deliver a set number of video advertisements. If appropriate, tell us if there are situations in which you have been unable to deliver the number of video advertisements by the advertiser and how the situation has been remedied.

●	There are two types of advertiser relationships that provide us with Video Revenue – direct advertisers and indirect advertisers.

●	Direct advertisers are companies that sign agreements directly with us. With these advertisers, we typically take direct possession of the ad creatives for the campaign, and traffic them through our own ad server. We bill these advertisers directly and have account managers assigned to liaise with them. The key terms delineated in our agreements with advertisers generally include:

o	A fixed price (CPM) for ads delivered.

o	Payment terms.

o	The dates during which the ads will run.

o	The number of impressions to be delivered (we typically have a contractual obligation to deliver a set number of impressions).

o	Limitations on the environments where the advertiser will allow their ads to run, including acceptable websites and types of content.

●	Indirect advertisers are intermediaries who aggregate demand from a variety of primary advertisers. These indirect advertisers include video ad networks like Yume, Tremor, and Brightroll as well as companies like LiveRail that combine aggregated demand with an ad serving platform. When we work with Indirect Advertisers, we typically send them an “ad call,” alerting them that we have an opportunity to serve an ad. With some partners, like Yume, when we send them an ad call we are giving them the opportunity to tell us if they have an ad to serve and what price they are willing to pay. If they have an ad, and the price is at least as high as the floor we have set for that transaction, we will accept it – if not, we will reach out to a different counterparty to find an ad. These indirect advertisers pay us monthly for all of the different campaigns that they placed with us. The key terms delineated in our agreements with indirect advertisers generally include:

o	The floor prices (CPMs) which will be used.

o	Payment terms.

o	Acceptable player size.

o	Data requirements (what information needs to be shared with each ad call).

o	Limitations on the environments where the advertiser will allow their ads to run, including what websites are acceptable.

o	With Indirect Advertisers, we do not have an obligation to deliver a set number of impressions.

Securities and Exchange Commission December 29, 2014 Page 10

●	For direct advertisers, if we are unable to deliver the number of ads desired by the advertiser, (i) we invoice only for those ads provided during the contractual period, and then (ii) in a subsequent period we would deliver those ads to the advertiser without charge. In addition, if we continually under-deliver ads, we risk a default under the arrangement and an early termination of our arrangement with the advertiser. For indirect advertisers, there are generally much less stringent requirements to deliver ads, and generally no consequence for under-delivering the requested ad commitment.

Provide us with more specific details regarding how the PROPEL + technology matches an advertiser to a publisher.

Propel+ matches advertisers to inventory by providing an “ad call” opportunity to each direct or indirect advertiser based on specific advertiser and publisher defined requirements of price, geography, type and quantity. Propel+ adjusts the order of advertisers by publisher daily to ensure these requirements are met and the maximum price and performance is achieved.

Provide us with more specific details regarding your involvement in the creation of the video advertisement.

We never have any involvement in the creation of the video advertisement.

Describe the nature and terms of your partnerships with content providers.

The vast majority of the content that we use was developed internally and is owned by the company. We do not pay licensing fees or a revenue share to any third party content provider.

In your response you indicate that you purchase “real estate” on a publisher’s website. On page 122 of your filing you refer to your portfolio of owned-and-operated media sites. Clarify the media sites and ownership of media sites on which video advertisements are placed.

We operate a portfolio of owned and operated sites including Healthguru.com, Adotas.com, and a variety of gaming sites. Video ads are run broadly across these owned and operated websites. In addition to the owned and operated websites, we have created a number of relationships with third party publishers. These third party publishers (including Spark People, Yellowpages.com, and Wonkette.com) typically take our video player and embed it on their website. This allows us to serve advertisements on a publisher’s website.

If video advertisements are on publisher’s websites, clarify the timing of the purchase of “real estate.” If purchased prior to your arrangement with an advertiser, clarify how this purchase is located such that it is within the parameters specified by the advertisers.

Our publisher relationships are governed by broad agreements that set most of the terms, including the price to be paid per impression (CPM), the acceptable size and location of ad units, and payment terms. These agreements also provide the framework for how inventory is to be reserved and managed.

●	On a regular basis – as frequently as daily and as infrequently as weekly – our account managers will communicate to each of our publishers the desired number of impressions that we want on the following day (or for each day in an upcoming week).

●	In each such communication we commit to purchase a fixed number of impressions in an upcoming day or period. Once we have made that commitment, we are obligated to purchase that inventory, whether we have a profitable ad to run at that time or not. While it is possible that we might buy more inventory than the fixed amount during the period, if we do not purchase the minimum amount we are still required to pay the publisher the amount we committed to.

Securities and Exchange Commission December 29, 2014 Page 11

●	Given that we have purchased this inventory in advance, we need to ensure that it is allocated to appropriate advertisers. We accomplish this by:

o	First, setting rules so that our direct advertisers’ ads are trafficked whenever an opportunity arises that fits their specified criteria.

o	Second, selling the remaining inventory to indirect advertisers by allowing them to bid on any inventory not sold to direct advertisers.

●	We match advertisers to publishers primarily by asking our advertisers to provide either “white lists” of websites where they will allow their ads to run or “black lists” where they will not allow their ads to run. Additionally, since most advertisers will provide KPIs (key performance indicators – the metrics that they are using to evaluate the campaign’s performance), we will reallocate campaigns from one publisher to another based on which publisher is performing better on the KPIs.

Provide us with more details regarding how pricing is determined in these arrangements. Clarify if the price you will charge an advertiser is agreed to at the outset of the arrangement. Clarify if and when there are instances in which the price you pay publisher is greater than the price you can charge to an advertiser.

●	With direct advertisers, pricing is negotiated in advance – both parties agree to the CPM, the number of impressions to be delivered, and the total price to be paid.

o	Because we are obligated to deliver a fixed number of impressions, there are circumstances in which we need to pay a higher CPM to our publisher than we receive from our advertiser. This would be most likely to occur in situations where we have agreed to longer-term insertion orders from our advertiser (six months to a year) and market conditions change, making the cost of sourcing the desired inventory from a publisher higher than the rate the advertiser originally agreed to.

●	With indirect advertisers pricing is determined individually for each impression. The price paid for an impression depends on the price floors that have been set and the order in which we choose to make ad calls to different partners.

o	Because we pay our publishers a fixed amount for each impression, but the actual price we receive for an impression from an indirect advertiser is variable, there are situations in which the revenue we receive from advertisers is less than what we are required to pay publishers.

Provide us with more details regarding the nature of the fees you remit to publishers. For example, clarify if the fees are a percentage of amounts charged to the advertisers. Quantify the typical percentage or range of percentages of fees paid to a publisher relative to the price paid by an advertiser.

●	Publishers are paid a fixed CPM for the impressions we run on their site.

●	On average, the price paid to a publisher per download is about 65% of the CPM that the Company actually receives.

Securities and Exchange Commission December 29, 2014 Page 12

Please provide us with copies of arrangements you enter into with your advertisers and with your publishers and content providers.

Copies of relevant contracts have been provided supplementally to the Staff:

●	Exhibit 4.1 of the Supplemental Materials is an example of an advertising insertion order from an indirect advertiser. The counterparty agrees to pay us a set percentage of any revenue that they generate from primary advertisers who have ads placed on our websites.

●	Exhibit 4.2 of the Supplemental Materials is an example of an advertising insertion order from an indirect advertiser. The counterparty agrees to pay us a flat CPM each time they run an ad on our websites.

●	Exhibit 4.3 of the Supplemental Materials is an example of an advertising insertion order from a direct advertiser. The counterparty has agreed to purchase a set number of impressions within a set range of CPMs.

●	Exhibit 4.4 of the Supplemental Materials is an example of an advertising insertion order from a direct advertiser. The counterparty has agreed to purchase a set number of impressions at a set CPM, over a set period.

●	Exhibit 4.5 of the Supplemental Materials is an example of a contract with a publisher. We have agreed to purchase a set number of video impressions over a set period at a set CPM.

●	Exhibit 4.6 of the Supplemental Materials is an example of a contract with a publisher. We have agreed to purchase an unlimited number of video impressions at a set CPM.

Future Ads LLC Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue recognition, page FS-61

5.	We note your response to prior comment 40. Please provide us with the following additional information related to revenue generated from your third-party applications:

●	Quantify the amount of revenue generated for each period presented. Please also quantify amounts generated from advertisers using the Future Ads platform on a self-serve model versus a managed services option;

Securities and Exchange Commission December 29, 2014 Page 13

We respectfully advise the Staff that Future Ads’ revenue by each of its main sources and for the periods presented is set forth below, which includes amounts generated from advertisers using the Future Ads platform on a self-serve model versus a managed services option:

Revenue Source	Three Month Ended September 30,		Nine Month Ended September 30,		Year End	Year End	Year End
	2014	2013	2014	2013	2013	2012	2011

- Owned Applications Advertising	11,597,760	13,078,437	36,163,147	40,596,422	54,999,169	$57,404,639	$51,603,882
- Third Party Applications Advertising	8,978,512	11,187,779	28,314,713	37,061,203	46,764,818	17,235,841	-
Trafficvance Advertising Revenue	20,576,271	24,266,216	64,477,860	77,657,625	101,763,987	74,640,480	51,603,882
Download Based Partners and Other Revenue	10,193	2,386,330	1,758,946	8,427,092	9,098,368	14,712,785	18,287,191
Total Revenue	20,586,464	26,652,546	66,236,806	86,084,717	110,862,355	89,353,265	69,891,073

Trafficvance Advertising Revenue by support level:

- Self Serve Platform	5,083,118	3,790,662	12,963,710	12,914,661	16,922,039	10,747,620	10,927,920
- Managed Services	15,493,153	20,475,554	51,514,150	64,742,964	84,841,948	63,892,860	40,675,962
Trafficvance Advertising Revenue	20,576,271	24,266,216	64,477,860	77,657,625	101,763,987	74,640,480	51,603,882

●	Provide us with a specific and comprehensive discussion of the differences in services provided under a self-serve model versus a managed service option;

We respectfully advise the Staff that under the “self-serve” platform, which utilizes the Future Ads’ Trafficvance platform, each advertiser bids on the keywords and URLs that it feels are most relevant to its advertising. For example, an automobile advertiser might bid on keywords like cars, automotive, auto, sports cars, SUV, and hundreds or thousands of other key words. The higher the bid on a keyword by the advertiser the greater the chance that such advertiser’s ad will be served.

The Future Ads self-serve platform allows an advertiser to run its campaigns entirely on a self-serve basis. The Future Ads platform is highly intuitive and self-explanatory. Future Ad promotes its self-serve platform for its smaller advertisers.

An advertiser has the ability to do the following:

●	Establish the account and input funds through credit card, wire transfer or by sending a check. We also allow credit for larger credit worthy advertisers.

●	Establish specific parameters for advertising campaigns, which include but are not limited to the following tasks:

o	Establish campaign name.

o	Associate advertising creatives with each campaign.

o	Define the keywords and bid prices that each campaign will target.

o	Define frequency caps as to the number of times the ad will be shown to a consumer in a 24 hour period.

o	Define the number of total visitors a landing page should receive each day.

o	Define any time of day parameters when the ad is to be run or not run.

o	Start, stop or pause campaigns.

o	Adjust parameters mid-campaign to improve performance.

o	Add daily and/or total budgets for each campaign.

o	Place the landing page link that the advertisement(s) should link to.

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o	Issue tracking pixels to track conversion metrics off the advertisers site.

o	See reports on performance of any campaign so that adjustments can be made to improve performance.

On the other hand, larger advertisers are provided with managed services from our Account Management team, which include the following:

●	The Account Management team provides managed services that includes all of the services that are available to an advertiser who manages its account on a self-serve basis.

●	Advertisers with access to our account management services are also able to manage all or part of their accounts and advertising campaigns on a self-serve basis.

●	At the same time, our Account Management team is highly experienced in the optimization of advertiser campaign performance and our larger advertisers can benefit from and leverage upon this experience, which is not available under our self-serve platform.

o	Account managers know from experience what keywords and/or URLs work best for specific advertiser groups.

o	Account managers know best what keyword or URL bid prices are most effective.

o	Account managers can see which ad creative are working and which are not working.

o	Account managers can effectively use frequency caps and day parting for the benefit of the advertiser.

o	Account managers can merge offline client data with Trafficvance spend data.

There is no differential in pricing for self-serve and managed services clients. However, Future Ads benefits from applying managed services to larger advertisers as their overall advertising spends may increase with improved campaign performance.

●	Provide us with a specific and comprehensive discussion of how an advertiser is matched to a third party application developer;

Generally, all third party application developers have access to all of Future Ads’ advertisers. This is accomplished by Future Ads providing its advertisers’ advertising campaigns to the third party application developers who, in turn, serve such advertisements to their audiences.

In addition, Future Ads controls the advertisers and ad units that are available to each third party application developer. Future Ads typically offers all available ad units and all available advertisers to third party application developers to serve to their audiences. The third party application developer can then select which ad units it wishes to run. The third party application developer does not have access to the Future Ads’ advertiser list and can only view revenue share payments on a historical basis. Based on the financial performance, the third party application developers determine if they want to continue with the service or change the service by increasing, decreasing or suspending ad units.

While third party application developers generally get access to all advertisers and ad units, there are limited circumstances in which an advertiser does not want to provide its advertisements to a third party application developer. In such instances, Future Ads ensures that such advertisements are not provided to such third party application developers.

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●	Describe any circumstances in which you are contractually obligated to deliver a set number of advertising units to your advertiser customers;

To date, Future Ads’ agreements have not required a guaranteed minimum number of impressions, clicks or actions. Future Ads is not contractually obligated to deliver a set number of advertising units to any of its advertiser customers and it does not guarantee any advertising results. For instance, our form agreement provides as follows:

“In no event will Future Ads or its Affiliates be liable for, and Advertiser hereby releases each from any claim by Advertiser and/or any third party arising out of or in connection with (a) the lack of success of any Campaign, (b) the failure of any Campaign or any Advertisement to achieve any minimum or fixed number of Advertisements in any particular context or at any particular time, .. . . .”

In addition, advertisers can suspend or pause their advertising campaigns at any time without any penalty.

●	We note you have revenue sharing arrangements with your third party application developers. Please further describe the terms of these arrangements and tell us what amounts are shared with these developers. Quantify the typical percentage or range of percentages of fees paid to a publisher relative to the price paid by an advertiser;

In arrangements with third party application developers, Future Ads grants such developers a limited license to integrate the Future Ads JavaScript code technology into their applications. It is this JavaScript code technology which allows Future Ads to distribute, via its digital media platform, in-text, full-page display and banner advertisements from its customers (online advertisers) to audiences of the third party applications.

While the initial term of the arrangement is generally for one year, it automatically renews for additional periods, with both Future Ads and the third party application developers having the ability to pause or suspend the distribution of the Future Ads’ advertisements in their discretion at any time. In addition, third party application developers may use means of monetizing their applications other than through Future Ads’ JavaScript code technology, including internal advertising methods and/or incorporating ad-serving technologies from other third parties.

Once an agreement is executed, Future Ads provides instructions to its third party application developers on how to integrate its JavaScript code technology into their applications. Proper integration allows for advertisements from Future Ads’ customers (online advertisers) to be labeled and served correctly.

Since Future Ads’ ad-serving JavaScript code technology is proprietary information, third party application developers who receive the limited integration license are not allowed to distribute or permit any other third parties to use the JavaScript code technology.

Future Ads pays third party application developers based on a generally undisclosed percentage of the total gross revenue earned by Future Ads from its customers (online advertisers) for advertisements served by the JavaScript code technology through the third party applications during an applicable month. The percentage of total revenue that is paid to third party application developers ranges from 45% to 70%. In addition, the total revenue payout is based on reports calculated by Future Ads, and is net of any taxes Future Ads is required to collect, withhold or pay with respect to such earned amount and net of any credits, charge backs, refunds or other fees paid by Future Ads. At the end of each month, Future Ads reports to the third party application developers the total revenue payout for such month and generally pays the third party application developer such amount within 15 to 45 days after the end of the applicable month.

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●	We note your statements that you bear risk if not all purchased inventory gets sold and that you will sometimes sell advertising units at a loss. Please help us understand if and when you purchase advertising units in advance for your third-party applications;

To clarify, the term “inventory” for Future Ads refers to the keywords and URLs that our customers (online advertisers) can bid on to serve advertising to our acquired audience members when they are browsing the Internet. Future Ads does not buy and resell ad space. Instead, Future Ads invests money to build its audience in order to provide its customers (online advertisers) with the opportunity to serve advertising to its audience.

For Owned Applications Advertising, Future Ads is responsible for acquiring new audiences via online marketing to its owned gaming properties. Existing and new audiences drive performance for the advertisers, as such audiences view the ads that lead to conversions for the advertisers. Acquisition cost of new members is incurred on the date the member installs the Future Ads gaming application and is accordingly expensed on those respective dates. The advertising revenue Future Ads generates from any individual audience members is recognized as it occurs over the uncertain membership period. In this sense, Future Ads spends marketing dollars at acceptable prices up front to acquire new audiences with the expectation that Future Ads will earn more revenue over time from serving advertisements to such audience members, so that Future Ads ultimately earns more from serving advertisements to such audience members than the initial cost to acquire such audience members. Future Ads often incurs isolated losses when acquiring new audience members from certain sources and regions as Future Ads is continuously testing new marketing strategies and efforts.

For third party application developers, we have inventory risk seeing that such third party application developers have an expectation of earning more than the cost of acquiring their own audiences via their own online marketing efforts. If Future Ads does not continually deliver according to the third party applications developers’ expectations, such developers will reduce or terminate the service. Future Ads also has the risk of losing third party application partners if monetization decreases due to unsold online advertising inventory. In addition, Future Ads has risk of losing customers if the third party application audience doesn’t perform according to expectations. Future Ads also has credit risk by paying amounts owed to third party application developers prior to collecting revenue from its term customers.

●	Explain how you concluded that you establish the pricing of advertising units considering that it appears that the price is actually determined via the bidding process; and

For Owned Applications advertising and Third Party Applications advertising, Future Ads and its Trafficvance platform determine the winning bid based on a propriety algorithm which calculates, among other factors, both the bid price and the quality of the advertisers’ advertisements. If more than one advertiser bids for the same keyword or URL, the algorithm will determine the winning bid. By way of illustration, in a simple cost-per-click (CPC) example, an advertiser may be the highest bidder for a CPC advertisement, but if such advertiser’s ads never get clicked by our audience and, subsequently, no revenue is generated by such advertisements, the Trafficvance platform will disregard such advertiser and will award the advertisement to an alternate advertiser even if such alternate advertiser has a lower bid. In addition, as another illustration, the proprietary algorithm will serve a certain volume of advertisements from every CPC advertiser, even if an advertiser has a lower or lowest bid.

An estimated 12% of Trafficvance revenue is derived from exactly our established minimum bids pricing, which means only one advertiser has bid on the relevant keyword or URL and due to the lack of competition, such advertiser’s advertisement gets served at the minimum bid price. Future Ads can change the minimum and maximum bid prices at any time and has made changes to the minimum and maximum bids in the past to be competitive in the market. In addition, please note that Future Ads occasionally does sell remnant inventory to advertising agencies at lower than the minimum bids above. The term remnant inventory means that for a relevant keyword or URL no regular advertisers have a live bid in the Future Ads advertising platform and, therefore, such keyword or URL will go unsold with no money earned. In such instances, Future Ads also establishes the exact pricing of the advertising units for such remnant inventory.

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Download-based partnerships revenue is from advertisements that lead a person to download a toolbar or other software and which are not monetized by our digital media platform. In such instances, Future Ads distributes the download-based partners’ software for a fee. Future Ads is not responsible for negotiating prices with its download-based partners’ advertisers and Future Ads get paid a fixed amount per action or a fixed revenue share percentage.

●	Please provide us with copies of arrangements you enter into with your advertisers for both a self-serve model versus a managed services option. In addition, please provide us with copies of arrangements you enter into with your third party application developers.

To clarify, Future Ads does not distinguish in its advertising terms and conditions between self-serve advertisers and managed service advertisers.

We are supplementally providing the Staff, as Exhibit 5.1 of the Supplemental Materials, a sample screenshot, in PDF form, reflecting an arrangement with a customer under the self-serve model. Many customers (online advertisers) sign up on the Trafficvance online platform and agree to the click-through Trafficvance Program Terms and Conditions located at https://www.trafficvance.com/program-terms-and-conditions. The screenshot shows the date and IP address from when and where the advertiser agreed to the Trafficvance Program Terms and Conditions. We are also supplementally providing the Staff, as Exhibit 5.2 of the Supplemental Materials, with a copy of the Trafficvance Program Terms and Conditions for reference.

We are also supplementally providing to the Staff, as Exhibit 5.3 of the Supplemental Materials, copies of arrangements with several customers (online advertisers) who use the managed services option. Please note that there is generally no language in the Future Ads customer (online advertisers) agreements that distinguish between customers (online advertisers) who use a self-serve model and those who receive managed services.

Lastly, we are supplementally providing to the Staff, as Exhibit 5.4 of the Supplemental Materials, copies of arrangements with several third party application developers.

Conclusion

Based on all of the above, as well as the following factors, Future Ads believes it is correctly accounting for itself as the primary obligor per ASC 605-45-45 and should recognize revenue on a gross basis:

●	Future Ads takes the inventory risk of purchasing audiences, which it, in turn can monetize via the serving of advertisements to such audiences.

●	Future Ads has the direct relationships with the advertisers.

●	Future Ads determines the product and service specifications which are available to each advertiser.

●	Future Ads is responsible for providing agreed upon advertising services to each advertiser.

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●	Future Ads takes the operational risk to match keywords and URLs with relevant advertising at an established price.

●	Future Ads establishes the advertising price through its Trafficvance advertising platform.

●	Future Ads measures the performance for its advertisers.

●	Future Ads takes the credit risk if an advertiser does not pay.

*  *  *  *  *  *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Robert Regular